                                          Filed by Chase Industries Inc.
                                          Pursuant to Rule 425
                                          under the Securities Act of 1933

                                          Subject Company: Chase Industries Inc.
                                          Commission File No.: 001-13394


Set forth below are remarks used in a conference call with analysts on July 26, 2002 in connection with the proposed merger between a subsidiary of Olin Corporation and Chase Industries Inc.


                                  July 26, 2002
                             Conference Call Remarks
                                       By
             John Steadman, President and CEO, and Todd Slater, CFO,
                              Chase Industries Inc.

JOHN STEADMAN
-------------

We are pleased to be discussing our results concurrently with Olin and look forward to the upcoming merger.

In Chase's earnings release issued after the market closed last night, we reported earnings of 19 cents per share for the second quarter and 38 cents for the first six months.

Our business continues to benefit from the strength of the housing market as well as from the gradual economic recovery that appears to be taking place. Plumbing products are our single largest market and overall building and construction accounts for about 45% of the brass rod consumed in the United States. Housing has remained one of the strong points in the economy and the most recently released data on new housing starts for June at an annual rate of
1.7 million units bodes well for the near term. Sales of existing homes also drive demand for brass rod as a significant number of homebuyers remodel within the first year of ownership and kitchens and bathrooms are the rooms most likely to be remodeled. Existing home sales are tracking at a record rate of 5.8 million through May, up 9% over 2001's record level. Aided by low mortgage rates and favorable demographic trends, we anticipate continued strength in residential housing.

While housing was also strong last year, there was a tremendous amount of inventory liquidation throughout the supply chain. Inventories have stabilized and we believe that the current demand for brass rod is now indicative of consumption of finished products.

In the second quarter shipments were up for electronic applications. Most of this is driven by the cable TV industry, which is recovering from a difficult 2001. Shipments were also stronger in applications for consumer products and transportation. The stronger demand for transportation applications was driven by increased build rates of class 8 trucks. All of this translated into a 14% increase in our shipments in the second quarter 2002 over the second quarter last year with almost half of the volume gain occurring with plumbing, building and construction customers.

While the 14% increase in shipments is terrific, second quarter volume was still below the pre-recession levels of 1998/1999. We do not expect to exceed these previous peak volumes until capital spending recovers, increasing the demand for industrial valves and fittings, and nonresidential construction, which is down 16% this year, rebounds.

Traditionally, the first quarter is the strongest quarter for brass rod demand. Compared with the first quarter 2002, shipments were only off 2%, which is considerably better than the 9% seasonal decline experienced in the three previous years. I take this as further evidence of a strengthening economy.

For the first half, Chase's shipments were up 9% over last year and, with the year half over, we believe that we will indeed realize our projection of a 10% increase in volume for the year, assuming continued strength in the housing market, the dramatic decline in the stock market does not flow into final demand and barring any other jolts to the economy.

The apparent recovery in demand coincides well with the expansion of our manufacturing in Montpelier, Ohio. Phase 3 of our project 400 is now operational, on schedule and on budget. We are extruding coil and finishing it on the two new drawing lines as part of our regular production. I am extremely pleased with the product quality and remain very confident that the anticipated efficiencies will be realized in future quarters as we gain additional experience operating the new equipment. I have no doubt that we will exceed our goals for this project as the demand for our products grows and we attempt to reach our goal of shipments of 400 million pounds.

Bolstered by higher volumes, operating income before depreciation in the second quarter was slightly better than in the first quarter and even with the second quarter of 2001. Because of the higher depreciation from Phase 3, operating income was 1.4% below the previous quarter and 10% below last year. EPS from operations were 19 cents per share, equal with the first quarter and 1 cent below the second quarter of 2001.

In the quarter we increased our cash position by $6 million, ending the quarter with $10 million in cash and no debt.

I will now turn the speaker over to Todd Slater to go over the financial results in greater detail. Todd....

TODD SLATER
-----------

Thank you, John.

I will discuss just a few of the financial highlights as you should already have our press release with related financial statements.

Chase's gross profit increased by 4.6% in the second quarter of 2002 compared to the prior year and was also up slightly in the first half of 2002 compared with previous year. As compared to 2001, Chase increased shipments by 14% in the second quarter and 9% so far this year. That increase coupled with the operating leverage achieved in manufacturing costs has enabled Chase to increase gross profits, despite the pricing pressure in the market place which has forced Chase to lower its processing charge to customers, what we call the "fab adder". Manufacturing costs were lower on a per unit basis in the quarter by 7% compared with 2001 and 8% so far this year as compared with last year.

S, G & A expenses are slightly over 2001 with the second quarter up by $100,000 and year to date up by $350,000. These increases are mainly due to management incentive costs and increased tax consulting fees, which were partially offset by management personnel reductions.

Chase incurred additional consulting and legal costs in the quarter totaling $1.6 million related to the Olin transaction. As Chase is the company being acquired, these types of costs are expensed. Last year, Chase spent $0.9 million in costs associated with the unsolicited tender offer. Excluding these additional costs, operating income for the quarter was down by $0.5 million mainly due to depreciation expense on the new extrusion press and finishing lines.

Earnings from continuing operations per diluted share were 12 cents in the second quarter compared with 16 cents last year. Excluding the tender offer and Olin transaction costs, diluted earnings from continuing operations per share would have been 19 cents in the second quarter 2002 compared to 20 cents in the second quarter last year and 19 cents in the first quarter 2002. While completing its 2001 federal tax return in the second quarter, Chase determined that the tax benefit from the loss on the sale of Leavitt Tube was $12.5 million as compared with the $11.4 million recorded in the prior years. Therefore, in the second quarter 2002, Chase recorded an additional income tax benefit of $1.1 million, or 7 cents per diluted share.

This resulted in earnings per diluted share of 19 cents in the second quarter of 2002 as compared with 16 cents last year. Through June 2002, Chase earned 38 cents per diluted share as compared with 27 cents last year.

Chase's balance sheet is debt-free with about $10 million of cash on hand. Through June 2002, Chase has generated $6.9 million of cash from operations and has spent $10.4 million to purchase some equipment originally leased in 1997, and made capital expenditures totaling $4.9 million. We still have about $2 to $3 million yet to spend in 2002 on the final payments and critical spare parts for the new extrusion press and finishing lines.

Our current ratio is 2.6 to 1 and our working capital is $34.0 million.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements regarding the operations of the Chase Industries Inc. and the industries in which it operates. These statements are identified by the use of words such as "believe," "expects," "anticipates," "may," "will," "should" and other words referring to events to occur in the future. Management uses estimates and assumptions in forming the basis for such forward-looking statements. Such estimates and assumptions, including forecasts regarding demand and pricing for our products, are subject to risks and uncertainties which could cause actual results to differ materially from historical results or those anticipated, as described in forward-looking statements. Actual results may be affected by general economic and industry conditions in the end use markets for our products as well as the impact of competitive products and pricing, including, without limitation, the impact of imports. Foreign economic activity and the relationship of the U.S. dollar to other currencies also may affect import levels and exports of U.S. manufactured products containing parts made from brass rod. Our shipments also may be affected by our ability to maintain manufacturing operations at current levels without significant interruption. Given these uncertainties, you should not place undue reliance upon the forward-looking statements in this communication.

Olin Corporation and Chase Industries Inc. have filed a proxy statement/prospectus and other documents regarding the proposed merger referenced in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, because it contains important information about Olin Corporation and Chase Industries Inc., and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Olin Corporation seeking their approval of the issuance of Olin Corporation Stock in the transaction and to security holders of Chase Industries Inc. seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Olin Corporation and Chase Industries Inc. with the SEC at the SEC's web site at http://www.sec.gov. The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to:

     Olin Corporation
     PO Box 4500
     501 Merritt 7
     Norwalk, CT 06856-4500
     Attn: Investor Relations
     Tel: (203) 750-3254

Olin Corporation, and Chase Industries Inc., each of their directors, and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Olin Corporation and their ownership of Olin Corporation stock is set forth in Olin Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Information about the directors and executive officers of Chase Industries Inc. and their ownership of Chase Industries Inc. stock is set forth in Chase Industries Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2001. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement.